October 21, 2008
Via EDGAR
United States Securities and Exchange Commission
Washington, DC 20549
Attention: Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:	Triple-S Management Corporation Form 10-K for Fiscal Year Ended December 31, 2007 Forms 10-Q for the Quarters Ended March 31, 2008 and June 30, 2008 File No. 001-33865
Dear Mr. Rosenberg:
We have received your comment letter dated October 7, 2008 regarding our response to your comment letter dated August 15, 2008. The following sets forth our response to your comment letter. The text of your letter has been included for your reference and our response is presented below.
Form 10-K for the Year Ended December 31, 2007
Item 9A. Controls and Procedures, page 86
In your response to prior comment five, management has concluded that disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated August 15, 2008 we asked you to consider whether management’s failure to provide the disclosure required by Item 307 of Regulation S-K impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us the factors you considered and highlight for us those factors that support your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. Alternatively, please disclose in your amended Form 10-K management’s revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that disclosure controls and procedures were not effective as of the end of the fiscal year.
Response:
We reaffirm our position that the omission of the disclosure of management’s conclusion regarding the effectiveness of our disclosure controls and procedures in our Annual Report on Form 10-K for the year ending December 31, 2007 has no effect upon such conclusion. We considered the following factors in making this determination:

1.	Management evaluates the effectiveness of the Company’s disclosure controls and procedures on a quarterly basis, as required by Rule 13a-15(b) of the Exchange Act.

Since the time we implemented our program to comply with the provisions of the Sarbanes-Oxley Act of 2002 approximately three years ago, the Company has had formal disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in our reports under the Securities and Exchange Act of 1934 (the Exchange Act), as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer (who are our principal executive and principal financial officers, respectively), to allow timely decisions regarding required disclosure. Each reporting period our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluates and concludes upon the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) under the Exchange Act.
Our disclosure controls and procedures include but are not limited to the following:
•	Signed sub-certifications from business unit heads and their financial counterparts.
•	A Business Risk and Contingencies Report, completed and signed by each business unit head and his or her financial counterpart. The Business Risk and Contingencies Report requires each business unit to evaluate and disclose reportable conditions, if any, in each of the following areas: business and market environment, industry developments, contracts and legal agreements, government regulations (including those particular to the industry in which each business unit operates), ethical misconduct or conflicts of interest, and any other reportable condition each business unit believes may have a direct or indirect impact in our filing. The completed Business Risk and Contingencies Report is reviewed by our Chief Financial Officer, who evaluates each reportable condition and determines whether a disclosure in our filing is necessary, in consultation (as deemed necessary) with the Chief Executive Officer.
•	During each reporting period, the financial reporting staff and the Chief Financial Officer review the disclosure requirements of the financial statements included in our filings.
•	Each business unit head and its financial counterpart review each filing and sign a certification as to disclosure completeness.
•	Each filing is reviewed by the Audit Committee of the Company’s Board of Directors, our Chief Executive Officer and our legal counsel.

2.	Except in its 2007 Annual Report on Form 10-K, the Company has consistently disclosed management’s quarterly conclusions regarding the effectiveness of its disclosure controls and procedures based on the evaluation described above, pursuant to Item 307 of Regulation S-K. The omission in the 2007 Annual Report resulted from a misunderstanding of the Commission’s requirements and did not affect the filing of any other information required to be disclosed under Regulation S-K.
All of our Quarterly Reports on Form 10-Q filed during 2007, as well as those filed in 2008, have included a conclusion regarding the effectiveness of our disclosure controls and procedures, as required by Item 307 of Regulation S-K.
As part of the preparation of our 2007 Annual Report on Form 10-K, management performed the evaluation described in section 1 above and concluded that the Company’s disclosure controls and procedures were effective as of the end of the period covered by the report, within the time period specified in the Commission’s rules and forms. In the 2007 Annual Report on Form 10-K, however, we were required for the first time to include management’s assessment of our internal control over financial reporting, and we mistakenly believed that the conclusion as to the effectiveness of disclosure controls and procedures was covered by our opinion regarding internal controls over financial reporting. Our disclosure of the conclusions required by Item 307 of Regulation S-K in subsequent Quarterly Reports on Form 10-Q supports our position that this omission was a misunderstanding of the Commission’s requirements.
We believe this failure to disclose our conclusion did not in any material way affect the recording, processing, summarization or reporting of the underlying information required to be disclosed in the 2007 Annual Report on Form 10-K, nor the accumulation and communication of such information to our management on a timely basis. We now understand that we also need to include the wording required by Item 307 of Regulation S-K that specifically addresses our conclusion as to the effectiveness of disclosure controls and procedures in all of our filings. We will continue to include both conclusions in future annual filings.
In summary, the conclusion that our disclosure controls and procedures in place for the preparation of the 2007 Annual Report on Form 10-K were effective at the reasonable assurance level as of December 31, 2007 (the end of our fiscal year) is supported by the existence of the procedures described above, our determination that we complied with those procedures and our review of the disclosures made in our 2007 Annual Report on Form 10-K. We believe that the omission from our 2007 Annual Report on Form 10-K of a statement of such conclusion due to the misunderstanding described above is not inconsistent with this conclusion.
We will amend our 2007 Annual Report on Form 10-K once we have cleared this comment with you.
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Triple-S Management Corporation (the Company) acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.
If you have any comments please do not hesitate to contact me at (787) 749-4113. My fax number is (787) 749-4091.
Sincerely,
/s/  Ramón M. Ruiz-Comas
Ramón M. Ruiz-Comas
President and Chief Executive Officer
Triple-S Management Corporation